SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2009
Commission File Number 001-08427
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2009	EKSPORTFINANS ASA
	By:	/s/ GISELE MARCHAND
Gisele Marchand
President and Chief Executive Officer

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Press release dated February 24, 2009.
99.2	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the year ended December 31, 2008.
99.3	Table of Capitalization and Indebtedness
12.1	Computation of Ratios of Earnings to Fixed Charges
     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771 and Registration Statement No. 333-140456.

Presentation of information
In this report, we use the term “us”, “we”, “our” and “Eksportfinans” for Eksportfinans ASA. We use the term “Kommunekreditt” for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The terms “Company”, “the group” and “the Eksportfinans group” refer to Eksportfinans and Kommunekreditt as a financial group.
Forward-looking statements
Except for historical statements and discussions, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “hope”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.
These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.
You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	market, foreign exchange rate and interest rate fluctuations,

•	the ability of counterparties to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices, and

•	various other factors beyond our control.
The foregoing list of important factors is not exhaustive.

For further discussion of these and other factors, see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.
All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.

Exhibit 99.1
PRESS RELEASE
February 24, 2009
Eksportfinans fourth quarter 2008:
Strong underlying business performance — record high demand for government supported export financing
The underlying business operations for the Eksportfinans Group showed continued good performance in the fourth quarter of 2008. Net interest income in the fourth quarter was NOK 467 million, compared to NOK 148 million in the fourth quarter of 2007. For the year 2008 as a whole, net interest income increased by NOK 507 million to NOK 1.1 billion.
Net profit excluding unrealized gains and losses was NOK 376 million at December 31, 2008, compared to NOK 294 million at December 31, 2007. However, the Eksportfinans Group experienced substantial unrealized gains in the accounts in 2008 due to the decrease in the mark-to-market value of Eksportfinans’ own debt, which is measured at fair value in the financial statements according to IFRS. These unrealized gains were the main reason for the profit of NOK 3.5 billion in the fourth quarter of 2008, compared to a loss of NOK 85 million in the equivalent period in 2007. For the year 2008 as a whole, the Group experienced a profit of NOK 3.4 billion, compared to a loss of NOK 149 million in 2007. The unrealized gains related to Eksportfinans’ own debt will be reversed as unrealized losses in the years to come.
Export Lending
The Norwegian maritime industry and the oil and gas sector were experiencing a continued high level of activity through 2008. The volume of outstanding export loans increased by 43 percent during the year and was NOK 80.4 billion at December 31, 2008 compared to NOK 56.4 billion at December 31, 2007.
Local Government Lending
Total loans from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS to the public sector in Norway at December 31, 2008 were NOK 58.8 billion, which was a reduction of 14 percent compared to year-end 2007. The decrease was due to a decision to re-price parts of Kommunekreditt’s loan portfolio at a higher level due to the limited access to long-term funding in the international capital markets in the autumn of 2008. For the same reason Eksportfinans’ Board of Directors made a strategic decision in the fourth quarter of 2008 to search for alternative solutions for Kommunekreditt.
Funding
Despite the demanding situation in the international capital markets, Eksportfinans has experienced good access to funding in 2008. Total new funding during 2008 amounted to NOK 93.7 billion through 836 individual trades, compared with NOK 80.7 billion and 889 trades during 2007.
Key Figures:

Preliminary results for 2008	2008	2007
New export lending	NOK 25.3 billion	NOK 22.8 billion
New loans to Norwegian public sector	NOK 8.1 billion	NOK 16.4 billion
New funding	NOK 93.7 billion	NOK 80.7 billion
Total assets	NOK 296.9 billion	NOK 218.7 billion
Capital adequacy	11.6%	9.6%

Net interest income	NOK 1,068 million	NOK 561 million
Net profit excluding unrealized gains and losses	NOK 376 million	NOK 294 million
Profit/(loss) for the period	NOK 3,355 million	(NOK 149 million)
The complete 4th quarter report 2008 is available on www. eksportfinans.no

For further information, please contact:

President and CEO Gisele Marchand, tel: +47 41 51 74 89, e-mail: gma@eksportfinans.no

EVP Director of Staff/ Head of Communications Elise Lindbæk, tel: + 47 22 01 22 64, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

Exhibit 99.2
Fourth quarter
report 2008
Eksportfinans ASA

President and CEO Gisèle Marchand
(photo: Sverre Chr. Jarlid)
Historic Times
Since its establishment, Eksportfinans has played an important role in Norway through its role as provider of lending to Norwegian exporters. In the fourth quarter of 2008, Eksportfinans has seen an increase in the demand for export financing from an already very high level. Eksportfinans is therefore pleased to have reached an agreement with the Norwegian Government designed to ensure that Norwegian exporters receive necessary financing for their projects.
Export financing
In 1978, OECD’s Consensus Agreement was established, and a common set of rules for publicly supported export financing was agreed upon. Eksportfinans was given the sole responsibility to manage the agreement on behalf of the Norwegian Government under the 108 Agreement. Ever since the 108 Agreement was signed, Eksportfinans has provided this form of lending to Norwegian exporters, and thus enabled development within industrial sectors for decades.
As a consequence of the demanding situation in the international capital markets, the availability of long-term funding for Eksportfinans in the second half-year of 2008 was not sufficient to cover the substantial demand for export financing. On November 26, 2008, Eksportfinans and the Norwegian Department for Trade and Industry signed an agreement that enables Eksportfinans to meet the demand from the exporters and continue as a key player and supporter of Norwegian development.
The agreement was passed by the Norwegian Parliament on December 19, 2008, by Eksportfinans’ General Assembly on January 29, 2009. The European Free Trade Association Surveillance Authority (ESA) on January 30, 2009 stated that the agreement does not constitute state aid. Pursuant to the agreement, the Norwegian government will make available funding to Eksportfinans in the coming two years for financing of new export projects that qualify under the OECD Consensus Agreement for export financing in order to ensure that Norwegian exporters will be able to obtain long-term financing for their projects. The funding obtained from the Government under the Funding Agreement will have a maturity of up to 5 years.
Local Government Lending
The funding agreement with the Norwegian Government did not include funding to municipalities. Due to limited access to long term funding in the international capital markets in the fourth quarter of 2008, the Board of Directors made a strategic decision to search for alternative solutions for Kommunekreditt with an aim to conclude within the first quarter of 2009.
Gisèle Marchand
Fourth quarter report 2008     9

Financial highlights

	Group
	Fourth quarter		The Year
(NOK million)	2008	2007	2008	2007	2006

Net interest income	467	148	1,068	561	459
Profit for the period	3,535	(85)	3,355	(149)	159
Return on equity 1*)	260.0%	(12.6%)	68.0%	(5.4%)	5.3%
Return on assets 2*)	0.68%	0.28%	0.41%	0.29%	0.29%
Net operating expenses/average assets 3*)	0.09%	0.09%	0.08%	0.09%	0.11%

Total assets	296,901	218,720	296,901	218,720	172,365
Total loans outstanding 4)	139,228	124,689	139,228	124,689	99,059
New loans disbursed	9,650	10,347	33,343	39,183	35,877
New bond debt issued	24,548	17,787	93,718	80,681	56,530
Public sector borrowers/guarantors 5)	48.9%	56.8%	48.9%	56.8%	60.8%
Capital adequacy **)	11.6%	9.6%	11.6%	9.6%	12.2%

Exchange rate NOK/USD	6.9989	5.4110	6.9989	5.4110	6.2551

*)	Quarterly figures are annualized

**)	Capital adequacy for 2006 is not adjusted to reflect IFRS
Definitions
1.	Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

2.	Return on assets: Net interest income including provisions/average assets.

3.	Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

4.	Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 5, 6 and 7 to the accompanying financial statements.

5.	The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
Fourth quarter report 2008     10

Interim report Highlights
Fourth quarter 2008
The underlying business operations showed a continued good performance in the fourth quarter of 2008. Net interest income was 216 percent higher in the fourth quarter of 2008 compared to the same period in 2007.
Due mainly to the decrease in the mark-to-market value of Eksportfinans’ own debt, which is measured at fair value in the financial statements, the Group experienced Net other operating income in the fourth quarter of 2008 of NOK 4.5 billion.
The Eksportfinans Group experienced a profit of NOK 3.5 billion in the fourth quarter of 2008, compared to a loss of NOK 85 million in the equivalent period in 2007, due primarily to the reason mentioned above.
The Year 2008
Net interest income for the year ended December 31, 2008 was NOK 1.1 billion. This was NOK 507 million higher than in 2007. The increase was mainly due to a higher volume and higher margins on lending and liquidity placements, as well as higher interest rates in Norwegian kroner.
The Group experienced a profit for the year of NOK 3.4 billion in 2008, compared to a loss of NOK 149 million in 2007, due primarily to the decrease in the mark-to-market value of Eksportfinans’ own debt, which is measured at fair value in the financial statements.
Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 376 million in 2008, compared to NOK 294 million in 2007.
The Norwegian maritime industry and the oil and gas sector were still experiencing a high level of activity through 2008. From December 31, 2007 to December 31, 2008, the total export lending balance increased by 43 percent.
Total outstanding loans from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS was NOK 58.8 billion at December 31, 2008, compared to NOK 68.2 billion at year-end 2007. This represented 42% of all outstanding loans at December 31, 2008, compared to 50% at December 31, 2007. This decrease was mainly due to the decision to reprice part of the lending to Norwegian municipalities through Kommunekreditt.
In the first half-year of 2008, Eksportfinans issued three public benchmark transactions, two of which were Euro denominated for a total of EUR 2.25 billion (NOK 18 billion). The third benchmark was a CHF 150 million (NOK 748 million) transaction.
In spite of difficult overall market conditions, Eksportfinans has continued to capitalize on its diversification of funding sources by receiving funding through private placements on a global basis, although it has not recently accessed the public benchmark market.
Total assets amounted to NOK 296.9 billion at December 31, 2008, compared to NOK 218.7 billion at year-end 2007. The growth in total assets was due to increased lending, an increase of liquidity placed in commercial paper and bonds, and foreign exchange rate effects on both these items.
On October 24, 2008 Standard & Poor’s changed the outlook on Eksportfinans AA+ rating to negative from stable reflecting the risk that Eksportfinans’ stand alone credit quality will deteriorate if its NOK 500 million claim on an Icelandic bank is not remunerated.
Moody’s downgraded Eksportfinans’ long-term ratings from Aaa to Aa1 on December 16, 2008, and affirmed its negative outlook.
Export lending
The strong demand for new export financing seen in the first nine months of 2008 continued through the fourth quarter. The volume of outstanding export loans was NOK 80.4 billion at December 31, 2008 compared to NOK 56.4 billion at the end of 2007. New disbursements of export-related loans were NOK 25.3 billion for the year ended December 31, 2008, compared to NOK 22.8 billion during 2007.
During 2008, loan disbursements under the officially supported export financing scheme amounted to NOK 14.1 billion, compared to NOK 11.5 billion during 2007, bringing total outstandings under the scheme to NOK 31.6 billion at December 31, 2008 compared to NOK 17.6 billion at December 31, 2007. The volume of the order book for export-related loans was approximately NOK 43 billion at December 31, 2008, compared to NOK 37 billion at the same time in 2007.
The increase in the volume of new loan disbursements was related to export financing, such as shipbuilding, ship equipment and offshore oil and gas projects. The maritime industry in Norway experienced favorable
Fourth quarter report 2008     11

market conditions, due in part to the high oil prices. In addition, the rate applicable to OECD Consensus Agreement financing (i.e. the officially supported fixed rate financing scheme (CIRR)) was favorable compared to financing on market terms. The strong demand was also due to the crisis in the international financial markets, which has led to an increased demand for government supported financing.
As reported in the Third Quarter Report, an Icelandic bank has unlawfully failed to reimburse Eksportfinans for three loans. In the fourth quarter of 2008 the fair value of the amount not reimbursed was further reduced to 5 percent of the principal amount of the loan, leading to a total reduction of the fair value of NOK 508 million (at exchange rates applicable at December 31, 2008). To protect its claim against the bank, Eksportfinans has pursued, and continues to pursue, various legal measures, and is still following different strategies to reclaim the unlawfully withheld amount in Iceland.
Local government lending
Total outstanding loans from Kommunekreditt Norge AS at December 31, 2008 amounted to NOK 58.8 billion, which was a reduction of 14 percent compared to December 31, 2007. Kommunekreditt disbursed NOK 8.1 billion in new loans in 2008. Disbursements in 2007 were NOK 16.4 billion.
The decrease in both loan volume and new disbursements was due to a strategy decision to optimize Group total assets. Facing increased funding costs, a part of Kommunekreditt’s portfolio with the option to re-price (around 75 percent of the portfolio) was re-priced higher to reflect these increased costs. Also, new loan offers were given at a higher price, leading to reduced disbursements of new loans to the municipal sector.
Funding
Total new funding during 2008 amounted to NOK 93.7 billion through 836 individual trades, compared with NOK 80.7 billion and 889 trades during 2007.
In the first half-year of 2008 Eksportfinans issued three public benchmark transactions. The first was a CHF 150 million transaction with an 8 year maturity issued in April, jointly led by Deutsche Bank and Credit Suisse. The second benchmark transaction was a EUR 1.25 billion transaction issued in April with a 3 year tenor. This transaction was jointly led by Citi, Deutsche Bank and Goldman Sachs. The third benchmark of the period was issued in June, and was a EUR 1 billion transaction with a 5 year maturity led by Credit Suisse, Goldman Sachs and Nomura.
Results
Net interest income
Net interest income was NOK 1.1 billion in 2008. This was NOK 507 million higher than in 2007. The increase was mainly due to a higher volume and higher margins on lending and liquidity placements, as well as higher interest rates in Norwegian Kroner.
The return on assets was 0.41 percent in 2008, which was 0.12 percentage points higher than in the corresponding period in 2007.
Net other operating income
The situation in the international capital markets caused fluctuations in the fair value measurements of financial instruments in 2008. After the implementation of a Portfolio Hedge Agreement with the Company’s shareholders from February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in the fair value in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt.
In 2008 net other operating income was positive NOK 3.8 billion compared to negative NOK 584 million in 2007. Net other operating income includes the following major items:
Commissions and expenses related to banking services was NOK 41 million in 2008 compared to NOK 7 million in 2007. The increase of NOK 34 million is due to one-off expenses related to the Portfolio Hedge Agreement.
Net gains/(losses) on trading portfolio and foreign currencies includes a gross loss of NOK 1.6 billion in 2008 related to bonds under the Portfolio Hedge Agreement.
Net gains/(losses) on other financial instruments at fair value included a gross unrealized gain on own debt of NOK 10.5 billion (net of derivatives this amount is NOK 4.9 billion), a gross unrealized loss on bonds under the Portfolio Hedge Agreement of NOK 1.6 billion and a gain of NOK 2.6 billion on the Portfolio Hedge Agreement. See note 3 to the
Fourth quarter report 2008     12

accompanying financial statements for the breakdown of this line item.
The changes in net other operating income for the Group from year-end 2007 to year-end 2008 are presented in the table below.

(NOK millions)	2008	2007	Change

Commissions and income related to banking services	2	4	(2)
Commissions and expenses related to banking services	41	7	34
Net gains/(losses) on trading portfolio and foreign currencies	(1,620)	(588)	(1,032)
Net gains/(losses) on other financial instruments at fair value	5,448	0	5,448
Other income	7	7	0

Net other operating income	3,796	(584)	4,380

Total operating expenses
Total operating expenses amounted to NOK 204 million in 2008, an increase of NOK 17 million from 2007. The increase was mainly due to increased use of consultancy services due to the consequences of the financial crisis. In addition the number of employees has increased in 2008 compared to 2007.
The key ratio Net operating expenses in relation to average assets was 0.08 percent in 2008, compared to 0.09 percent in 2007.
Profit/(loss) for the period
The Group experienced a profit of NOK 3.4 billion in 2008, compared to a loss of NOK 149 million in 2007 due to the reasons mentioned above.
Return on equity was positive 68.0 percent for 2008, compared to negative 5.4 percent for 2007.
Profit excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations. Profit excluding unrealized gains and losses amounted to NOK 376 million for 2008. This was an increase of 28 percent from 2007. The unrealized losses related to the Icelandic bank exposure of NOK 508 million (at exchange rates applicable at December, 31, 2008), are presented as an unrealized loss in the financial statement, together with other changes in fair value on financial instruments at fair value. In the non-IFRS profit presented below, these unrealized losses on Icelandic banks have reduced the calculated non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value.

(NOK million)	2008	2007

Profit/(loss) for the period in accordance with IFRS	3,355	(149)

Net unrealized losses/(gains) on trading portfolio 1)	1,658	592

Net unrealized losses/(gains) on other financial instruments at fair value 2)	(5,288)	23

Unrealized losses related to the Icelandic bank exposure included above	(508)	0

Tax-effect 3)	1,158	(172)

Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value 4)	376	294

Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	10.2%	10.6%

1)	See note 2 to the accompanying financial statements

2)	See note 3 to the accompanying financial statements. The amount includes the fair value reduction of NOK 508 million related to the Icelandic banks exposure (at exchange rates applicable at December 31, 2008).

3)	28 percent of the unrealized items above

4)	Reduced by the unrealized loss related to the Icelandic bank exposure (net of tax)
Balance sheet
Total assets amounted to NOK 296.9 billion at December 31, 2008, compared to NOK 218.7 billion at December 31, 2007. The growth in total assets was due to increased lending, increased liquidity placed in commercial paper and bonds, and foreign exchange rate effects on both these items. There has also been an increase in the value of derivatives and cash collateral. The portfolio of bonds covered by the Portfolio Hedge Agreement with the shareholders amounted to NOK 74.4 billion. The
Fourth quarter report 2008     13

total amount of securities invested in commercial paper and bonds amounted to NOK 108.1 billion at December 31, 2008. The corresponding volume at the end of 2007 was NOK 80.1 billion.
Debts incurred by issuing commercial paper and bonds came to NOK 259.0 billion at December 31, 2008. The corresponding figure at year-end 2007 was NOK 206.3 billion.
The capital adequacy ratio for the Group was 11.6 percent at December 31, 2008, compared to 9.6 percent at the end of 2007. The core capital adequacy ratio was 8.1 percent at December 31, 2008, and 6.3 percent at year-end 2007. The increase compared to year-end 2007 was mainly due to increased core capital as a result of the issuance of NOK 1.2 billion in new equity from the owners during the first half of 2008, a higher net interest income and the offsetting effect from the Portfolio Hedge Agreement.
Events after the balance sheet date
On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement was approved by the General Assembly on January 29, 2009, and on January 30, 2009, the European Free Trade Association Surveillance Authority (ESA) stated that the agreement does not constitute state aid.
The agreement gives Eksportfinans the opportunity to obtain funding from the Government in the coming two years for financing of export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme). The funding from the Government will have a maturity of up to 5 years. The Government has stated that given reasonable conditions, the need for financing under the agreement may be around NOK 50 billion.
The agreement requires the issuance of one preference share to the Norwegian Government at a nominal value of NOK 10,500. The share constitutes a separate preference share that grants the right to a yearly dividend of 22.5 percent of the Company’s profit/(loss) for the year, within the calculated base of regulatory limited dividend. This base regulatory dividend will exclude the reversal of loan losses incurred before January 1, 2009, and profit/(loss) from Kommunekreditt Norge AS.
The agreement with the Government is aimed specifically at export credits, and does not provide funding for Eksportfinans’ subsidiary Kommunekreditt Norge AS. Eksportfinans wishes to focus on export financing to a larger extent going forward, and is therefore considering a sale of the subsidiary, given acceptable conditions.
On January 9, 2009, Fitch Ratings downgraded Eksportfinans’ long-term issuer default rating from AAA to AA with a stable outlook.
Oslo, February 24, 2009
EKSPORTFINANS ASA
The Board of Directors
Fourth quarter report 2008     14

Income statement
Figures for interim reports are unaudited.

	Parent company					Group

		The					The
Fourth quarter		Year			Fourth quarter		Year
2008	2007	2008	2007	(NOK million)	2008	2007	2008	2007

3,405	2,737	12,010	8,800	Interest and related income	3,539	2,764	12,255	8,927
3,072	2,616	11,187	8,366	Interest and related expenses	3,072	2,616	11,187	8,366

333	121	823	434	Net interest income	467	148	1,068	561

0	64	0	64	Income on investments in group companies	—	—	—	—
0	1	2	4	Commissions and income related to banking services	0	1	2	4
1	1	40	7	Commissions and expenses related to banking services	1	2	41	7
(351)	(267)	(1,620)	(588)	Net gains/(losses) on trading portfolio and foreign currencies	(351)	(267)	(1,620)	(588)
4,934	4	5,597	(84)	Net gains/(losses) on other financial instruments at fair value	4,853	41	5,448	0
4	4	18	19	Other income	2	1	7	7

4,586	(195)	3,957	(592)	Net other operating income	4,503	(226)	3,796	(584)

4,919	(74)	4,780	(158)	Total net income	4,970	(78)	4,864	(23)

43	27	146	129	Salaries and other administrative expenses	48	32	170	152
5	6	19	22	Depreciation	6	6	19	23
5	5	13	11	Other expenses	6	5	15	12

53	38	178	162	Total operating expenses	60	43	204	187

0	0	0	0	Impairment charges on loans at amortized cost	0	0	0	0

4,866	(112)	4,602	(320)	Pre-tax operating profit/(loss)	4,910	(121)	4,660	(210)

1,452	(52)	1,288	(110)	Taxes	1,375	(36)	1,305	(61)

3,414	(60)	3,314	(210)	Profit/(loss) for the period	3,535	(85)	3,355	(149)

Fourth quarter report 2008     15

Balance sheet
Figures for interim reports are unaudited.

Parent company			Group

31/12/2008	31/12/2007	(NOK million)	31/12/2008	31/12/2007

90,044	90,338	Loans and receivables due from credit institutions	36,188	27,334
57,993	34,808	Loans and receivables due from customers	112,751	98,777
108,137	80,133	Securities	108,137	80,133
27,294	9,744	Financial derivatives	27,294	9,744
518	518	Investments in group companies	-	—
0	124	Deferred tax asset	0	79
27	27	Intangible assets	27	27
216	220	Fixed assets and investment property	217	222
12,285	2,468	Other assets	12,287	2,404

296,514	218,380	Total assets	296,901	218,720

326	324	Deposits by credit institutions	326	324
259,041	206,315	Borrowings through the issue of securities	259,041	206,315
18,372	6,934	Financial derivatives	18,368	6,935
232	96	Taxes payable	291	122
928	0	Deferred tax liabilities	931	0
8,312	349	Other liabilities	8,298	360
79	59	Accrued expenses and provisions	84	64
1,909	1,379	Subordinated debt	1,909	1,379
445	559	Capital contribution securities	445	559

289,644	216,015	Total liabilities	289,693	216,058

2,771	1,594	Share capital	2,771	1,594
177	162	Share premium reserve	177	162
3,104	137	Reserve for unrealized gains	—	—
818	472	Other equity	4,260	906

6,870	2,365	Total shareholders’ equity	7,208	2,662

296,514	218,380	Total liabilities and shareholders’ equity	296,901	218,720

Fourth quarter report 2008     16

Statement of changes in equity
Figures for interim reports are unaudited.

	Parent company

		Share	Reserve
	Share	premium	unrealised	Other	Total
(NOK million)	capital 1)	reserve 1)	gains 1)	equity	equity

Equity as at January 1, 2007	1,594	162	214	605	2,575

Profit for the period	0	0	(77)	(133)	(210)

Equity as December 31, 2007	1,594	162	137	472	2,365

Equity as at January 1, 2008	1,594	162	137	472	2,365

Issuance of new share capital	1,177	14	0	0	1,191
Profit for the period	0	0	2,967	347	3,314

Equity as at December 31, 2008	2,771	176	3,104	819	6,870

1)	Restricted equity

	Group

		Share	Reserve
	Share	premium	unrealised	Other	Total
(NOK million)	capital	reserve	gains	equity	equity

Equity as at January 1, 2007	1,594	162	—	1,273	3,029

Profit for the period	0	0	—	(149)	(149)
Dividends paid	0	0	—	(218)	(218)

Equity as at at December 31, 2007	1,594	162	0	906	2,662

Equity as at January 1, 2008	1,594	162	—	906	2,662

Issuance of new share capital	1,177	14	—	0	1,191
Profit for the period	0	0	—	3,355	3,355

Equity as at December 31, 2008	2,771	176	0	4,261	7,208

Fourth quarter report 2008     17

Cash flow statement
Figures for interim reports are unaudited.

Parent company			Group

The Year			The Year
2008	2007	(NOK million)	2008	2007

4,602	(320)	Pre-tax operating profit/(loss)	4,660	(210)

		Provided by operating activities:

(25,296)	(34,112)	Disbursement of loans	(33,343)	(39,183)
19,204	5,626	Principal collected on loans	27,683	10,831
(55,031)	(18,154)	Purchase of financial investments (trading)	(55,031)	(18,154)
26,478	12,353	Proceeds from sale or redemption of financial investments in the trading portfolio	26,478	12,353
(332)	(152)	Accrual of contribution from the Norwegian government	(332)	(152)
38	26	Contribution paid by the Norwegian government	38	26
(3,794)	678	Unrealized losses (reversal of unrealized losses) on financial instruments at fair value	(3,645)	594
19	22	Depreciation	20	22
64 (94)	0 (79)	Income from investments in susidiary Taxes paid	(120)	(99)

		Changes in:

49	(415)	Accrued interest receivable	47	(538)
(8,919)	(1,605)	Other receivables	(8,967)	(1,527)
7,888	(83)	Accrued expenses and other liabilities	7,908	(72)

(35,124)	(36,215)	Net cash flow from operating activities	(34,604)	(36,109)

(25,093)	(32,110)	Purchase of financial investments	(25,093)	(32,110)
63,857	6,682	Proceeds from sale or redemption of financial investments	63,857	6,682
(16)	(22)	Purchases of fixed assets	(16)	(23)
1	0	Net proceeds from sales of fixed assets	1	0

38,749	(25,450)	Net cash flow from investing activities	38,749	(25,451)

(89)	283	Change in debt to credit institutions	(89)	283
134,675	176,814	Proceeds from issuance of commercial paper debt	134,675	176,814
(141,782)	(150,586)	Repayments of commercial paper debt	(141,782)	(150,586)
93,718	80,681	Proceeds from issuance of bond debt	93,718	80,681
(85,556)	(44,763)	Principal payments on bond debt	(85,556)	(44,763)
0	0	Change in subordinated debt and preferred capital securities/ capital contribtion securities	0	0
1,192		Issuance of new share capital	1,192
0	(218)	Dividends paid	0	(218)

2,158	62,211	Net cash flow from financing activities	2,158	62,211

191	(10)	Effect of exchange rates on cash and cash equivalents	191	(10)

5,974	536	Net change in cash and cash equivalents	6,494	641

693	157	Cash and cash equivalents at beginning of period	833	192

6,667	693	Cash and cash equivalents at end of period	7,327	833

Fourth quarter report 2008     18

Notes to the accounts
1.  Accounting principles
Eksportfinans’ fourth quarter consolidated accounts of 2008 have been prepared in accordance with International Financial Reporting Standards — (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). The parent company accounts have been prepared in line with simplified IFRS, as regulated under the Norwegian Accounting Act. The interim accounts have been prepared in accordance with IAS 34, Interim Financial Reporting.
The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiary Kommunekreditt Norge AS.
When measuring securities at fair value as of December 31, 2008, valuation models are applied when relevant market evidence does not exist. The accounting policies and methods of computation applied in the preparation of these interim financial statements are in all other aspects the same as in Eksportfinans’ annual financial statements of 2007, as approved for issue by the Board of Directors on March 13, 2008. These policies have been consistently applied to all the periods presented.
Figures for interim reports are unaudited.
Fourth quarter report 2008     19

2.  Net gains/(losses) on trading portfolio and foreign currencies

Parent company			Group

The Year			The Year
2008	2007	(NOK million)	2008	2007

1	2	Net realized gains/(losses) on trading portfolio	1	2
(1,658)	(592)	Net unrealized gains/(losses) on trading portfolio	(1,658)	(592)
37	2	Net realized and unrealized gains/(losses) on foreign currencies	37	2

(1,620)	(588)	Total	(1,620)	(588)

3.  Net gains/(losses) on other financial instruments at fair value

Parent company			Group

The Year			The Year
2008	2007	(NOK million)	2008	2007

160	23	Net realized gains/(losses)	160	23

(128)	(206)	Loans and receivables	(282)	(123)
(1,328)	(544)	Securities	(1,328)	(544)
(3,649)	(1,542)	Financial derivatives 1)	(3,644)	(1,541)
(82)	4	Commercial paper debt	(82)	4
10,499	2,101	Bond debt	10,499	2,101
107	81	Subordinated debt and capital contribution securities	107	81
18	(1)	Other	18	(1)

5,437	(107)	Net unrealized gains/(losses)	5,288	(23)

5,597	(84)	Total	5,448	0

1) The portfolio hedge agreement entered into in march 2008, further described in note 15 of this report, is included with a gain of NOK 2,618 million as of December 31, 2008.
4.  Capital adequacy
From January 1, 2008, capital adequacy is calculated in accordance with the new Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.
Risk-weighted assets and off-balance sheet items

Parent company			Group

31/12/2008		(NOK million)	31/12/2008		31/12/2007

Book value	Risk-weighted value		Book value	Risk-weighted value	Book value	Risk-weighted value

296,514	46,975	Total assets	296,901	46,109	218,720	39,921
	690	Off-balance sheet items		690		606
	401	Operational risk		447
	79	Total currency risk		79		40
	48,145	Total risk-weighted value		47,325		40,567

The Company’s eligible regulatory capital

Parent company			Group

		(NOK million and in percent of
31/12/2008		risk-weighted value)	31/12/2008		31/12/2007

3,486	7.2%	Core capital 1)	3,826	8.1%	2,540	6.3%
1,674	3.5%	Additional capital 2)	1,674	3.5%	1,335	3.3%

5,160	10.7%	Total regulatory capital	5,500	11.6%	3,875	9.6%

1) Includes share capital, other equity, elements of capital contribution securities and deductions/additions
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and deductions/additions

Fourth quarter report 2008     1

5. Loans and receivables due from credit institutions

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

7,076	801	Bank deposits	7,737	941
835	(687)	Other claims on banks 1)	835	(687)
23,228	22,051	Loans, nominal amount (also included in note 7)	28,171	26,773
58,858	67,903	Loans to Kommunekreditt Norge AS, nominal amount (also included in note 7)		—
47	270	Accrued interest and adjustment to fair value on loans	(555)	307

90,044	90,338	Total	36,188	27,334

1) Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred.
The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.
6. Loans to customers

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

57,202	34,362	Loans due from customers, nominal amount (also included in note 7)	111,057	97,916
791	446	Accrued interest and adjustment to fair value on loans	1,694	861

57,993	34,808	Total	112,751	98,777

Fourth quarter report 2008     2

7.  Total loans
Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

23,228	22,051	Loans due from non-group credit institutions	28,171	26,773
58,858	67,903	Loans due from Kommunekreditt Norge AS	-	—

82,086	89,954	Loans due from credit institutions	28,171	26,773
57,202	34,362	Loans due from customers	111,057	97,916

139,288	124,316	Total nominal amount	139,228	124,689

107,737	106,677	Commercial loans	107,677	107,050
31,551	17,639	Government-supported loans	31,551	17,639

139,288	124,316	Total nominal amount	139,228	124,689

19,931	10,757	Capital goods	19,931	10,757
31,631	19,570	Ships	31,631	19,570
28,809	26,017	Export-related and international activities *)	28,809	26,017
-	-	Loans to Norwegian local government sector	58,798	68,276
58,858	67,903	Loans to Kommunekreditt Norge AS	-	—
59	69	Loans to employees	59	69

139,288	124,316	Total nominal amount	139,228	124,689

*)	Export-related and international activities consist of loans to the following categories of borrowers:

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

606	1,069	Oil and gas	606	1,069
4,932	3,980	Pulp and paper	4,932	3,980
30	26	Engineering and construction	30	26
13	213	Aluminum, chemicals and minerals	13	213
106	89	Aviation and shipping	106	89
—	166	Hydro electric power	0	166
3,715	2,994	Consumer goods	3,715	2,994
8,875	8,325	Banking and finance	8,875	8,325
5,569	5,136	Real estate management	5,569	5,136
4,928	3,981	IT and telecommunication	4,928	3,981
34	38	Other categories	34	38

28,808	26,017	Total nominal amount	28,808	26,017

8.  Loans past due or impaired

Parent company			Group

31/12/08	31/12/07	(NOK thousands)	31/12/08	31/12/07

10,264	3,494	Interest and principal instalment 1-30 days past due	145,824	11,406
643,833	13,613	Not matured principal on loans with payments 1-30 days past due	1,876,873	327,625

448,734	537	Interest and principal instalment 31-90 days past due	459,144	656
207,071	10,118	Not matured principal on loans with payments 31-90 days past due	293,896	12,382

11,365	4,359	Interest and principal instalment more than 90 days past due	12,467	4,359
33,464	16,093	Not matured principal on loans with payments more than 90 days past due	39,449	16,093

1,354,731	48,214	Total loans that are past due	2,827,653	372,521

909,541	48,214	Relevant collateral or guarantees received*)	2,382,463	372,521

0	0	Estimated impairments on loans valued at amortized cost	0	0

*)	A total of NOK 445,190 thousands relates to exposure towards Icelandic banks as of December 31. 2008, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’.
Fourth quarter report 2008     3

Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner.
9.  Securities

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

63,514	29,380	Trading portfolio	63,514	29,380
44,623	50,753	Other securities at fair value through profit and loss	44,623	50,753

108,137	80,133	Total	108,137	80,133

10.  Fixed assets and investment property

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

132	134	Buildings and land at own use	132	134
74	76	Investment property	74	76

206	210	Total building and land	206	210

10	10	Other fixed assets	11	12

216	220	Total	217	222

11.  Other assets

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

591	227	Interim account 108-Agreement	591	227
11,379	1,860	Cash collateral	11,379	1,860
0	64	Dividends from group companies	—	—
306	300	Delayed payment, securities not delivered from our custodian	306	300
9	17	Other	11	17

12,285	2,468	Total	12,287	2,404

12.  Borrowings through the issue of securities

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

33,179	31,089	Commercial paper debt	33,179	31,089
234,364	173,717	Bond debt	234,364	173,717
(8,502)	1,509	Accrued interest and adjustment to fair value on debt	(8,502)	1,509

259,041	206,315	Total	259,041	206,315

13.  Other liabilities

Parent company			Group

31/12/08	31/12/07	(NOK million)	31/12/08	31/12/07

388	299	Grants to mixed credits	388	299
7,850	1	Cash collateral	7,850	1
74	49	Other short-term liabilities	60	60

8,312	349	Total	8,298	360

Fourth quarter report 2008     4

14.  Segment information
The Group is divided into two business areas, export lending and municipal lending. The Group also has a treasury department, responsible for the Group’s funding and the Group’s liquidity portfolio, consisting of securities and deposits. The treasury department is considered to have a support function for the lending business areas, and is therefore divided between these in the segment reporting.

(NOK million)	Export lending		Municipal lending		Total group

	2008	2007	2008	2007	2008	2007

Net interest income	609	297	459	264	1,068	561
Net other operating income *)	2,220	(222)	1,576	(363)	3,796	(585)

Total operating income	2,829	75	2,035	(99)	4,864	(24)
Total operating expenses	125	106	79	80	204	187
Pre-tax operating profit/(loss)	2,704	(31)	1,956	(179)	4,660	(210)
Taxes	757	(10)	548	(51)	1,305	(61)

Profit/(loss) for the period	1,947	(21)	1,408	(128)	3,355	(149)

*) of which net unrealized gains/(losses) on financial instruments	2,135	(235)	1,510	(376)	3,645	(612)

Segment assets	141,628	91,588	114,779	113,877	256,407	205,465
Unallocated assets					40,494	13,255

Total assets					296,901	218,720

Segment liabilities	139,419	90,339	112,492	112,216	251,911	202,555

Unallocated liabilities					37,782	13,503

Total liabilities					289,693	216,058

Export lending and the treasury department are included in the parent company accounts of Eksportfinans ASA. Municipal lending is organized in a separate subsidiary, Kommunekreditt Norge AS, and funds its lending business through loans from the parent company. The profit or loss from the treasury department is included in the accounts of the parent company, although, the department is responsible for the funding and the liquidity management of the Group as a whole. Income and expenses related to treasury is therefore divided between the export lending and municipal lending business areas. This division is made based on volume.
As both export lending and the treasury department are accounted for in the parent company accounts, indirect income and expenses must be distributed between them, before treasury in its turn can be divided between export lending and municipal lending. The indirect expenses are distributed based on volume. Correspondingly, equity is distributed between them, and allocated so that export lending receives equity in a proportion of risk-weighted volume that corresponds to the proportion of Kommunekreditt Norge AS. The residual equity is allocated to treasury.
Fourth quarter report 2008     5

15.  Material transactions with related parties
The Company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees	Portfolio Hedge
(NOK millions)	loans 1)	Deposits 2)	issued 3)	received 4)	Agreement 5)

Balance January 1, 2007	10,229	590	2,595	6,959	0
Change in the period	(539)	(289)	(465)	292	0

Balance December 31, 2007	9,690	301	2,130	7,251	0

Balance January 1, 2008	9,690	301	2,130	7,251	0
Change in the period	344	3,610	(56)	2,056	1,679

Balance December 31, 2008	10,034	3,911	2,074	9,307	1,679

All transactions with related parties are made on market terms.
1)	The Company acquires loans from banks. The loans are part of the company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2)	Deposits made by the Company.

3)	Guarantees issued by the Company to support the Norwegian export industry.

4)	Guarantees provided to the Company from the related parties.

5)	Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.
In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension. Eksportfinans has not yet utilized this credit facility.
16. Events after the balance sheet date
On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement was approved by the General Assembly on January 29, 2009, and on January 30, 2009 the European Free Trade Association Surveillance Authority (ESA) stated that the agreement does not constitute state aid.
The agreement gives Eksportfinans the opportunity to obtain funding from the Government in the coming two years for financing of new export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme). The funding from the Government will have a maturity of up to 5 years. The Government has stated that given reasonable conditions the need for financing under the agreement may be around NOK 50 billion.
The agreement requires the issuance of one preference share to the Norwegian Government at a nominal value of NOK 10,500. The share constitutes a separate preference share. The share grants the right to a yearly dividend of 22.5 percent of the Company’s profit/(loss) for the year, within the calculated base of regulatory limited dividend. This base will also exclude the reversal of loan losses made before January 1, 2009, and profit/(loss) from Kommunekreditt Norge AS.
The agreement with the Government is aimed particularly at export credits, and does not include a specific solution for Eksportfinans’ subsidiary Kommunekreditt Norge AS. Eksportfinans wishes to focus on export financing to a larger extent going forward, and is therefore considering a sale of the subsidiary, given acceptable conditions.
On January 9, 2009, Fitch Ratings downgraded Eksportfinans’ long-term issuer default rating from AAA to AA with a stable outlook.
Fourth quarter report 2008     6

Exhibit 99.3
CAPITALIZATION AND INDEBTEDNESS
The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of January 31, 2009. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F filed with the SEC on June 27, 2008.
As of January 31, 2009

	NOK	U.S.$
	(in millions)	(unaudited)
Short-term debt (commercial paper and current portion of bond debt) *	88,529.0	12,766.1

Long-term debt (excluding current portions)
Bonds	155,301.8	22,394.9
Subordinated debt	1,910.1	275.4

Total long-term debt	157,211.9	22,670.3

Capital contribution securities	419.0	60.4

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share, shares authorized and outstanding 263,914)	2,771.1	399.6
Other equity	6,019.4	868.1
Share premium reserve	176.6	25.5
Net income for the period	3,260.0	465.1

Total shareholders’ equity	8,967.1	1,293.2

Total capitalization	255,127.0	36,790.0

*	All our debt is unsecured and unguaranteed. The current portion of bond debt is based on expected maturity on structured bonds in accordance with our internal model.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.93 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on January 31, 2009.

Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (1)

	Year Ended December 31,
	2008	2007	2006
FIXED CHARGES:
Interest and Commissions on debt	11,118,228	8,291,657	4,836,256
Other interest and borrowing expenses	109,554	81,968	64,807
Estimate of the interest within rental expense	334	317	300

Total fixed charges, as defined	11,228,116	8,373,942	4,901,363

EARNINGS:
Net income	3,354,634	(148,786)	159,268
Income taxes	1,305,211	(61,086)	57,760
Fixed charges, as defined	11,228,116	8,373,942	4,901,363

Total earnings, as defined	15,887,961	8,164,070	5,118,391

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	1.42	0.97	1.04

The amount of coverage deficiency:	—	209,872	—

(1)	Effective 1 January 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards). Figures for the year ended December 31, 2006 have been restated under IFRS for comparative purposes.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus taxes and fixed charges. Fixed charges represent interest and commissions on debt, other borrowing expenses, estimates of the interest within rental expenses and premiums on bond debt issued.

(3)	The ratio of earnings to fixed charges in the year ended December 31, 2007 had deficits due to negative earnings of NOK 210 million (USD 39 million). The negative earnings in the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities in the trading portfolio.